MAIL STOP 05-11

December 30, 2004

Mr. Alan Finkelstein
Chief Executive Officer
Innovative Card Technologies, Inc.
11601 Wilshire Boulevard, Suite 2160
Los Angeles, California 90025


      Re:	Innovative Card Technologies, Inc.
   Registration Statement on Form SB-2
   File No. 333-119814
      Amendment No. 1 Filed December 9, 2004


Dear Mr. Finkelstein:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the registration statement continues to cover the resale of over 75% of shares to be outstanding and approximately 60%
by officers, directors, major shareholders, promoters and affiliates of the company. We view resale transactions of this magnitude as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements. Please revise your registration statement to price the shares at the fixed price for the duration of the offering. The prospectus should also make clear the fact that certain persons are deemed underwriters in this offering. Revise your prospectus accordingly, including your cover page, summary and plan of distribution section.

Selling Stockholders, page 11
2. Please clarify the natural person who has voting and investment control over the shares being offered by Bristol Capital Advisors. In this regard, we do not understand reference to the Kessler Revocable Trust in footnote 7 or to Mr. Kessler`s disclaimer of beneficial ownership, especially given the revocable nature of the trust. Please advise. See also footnote 4 on page 22.
3. We do not understand the repeated use of footnotes 6 and 12 for several of the selling shareholders.

Security Ownership of Certain Beneficial Owners and Management,
page
20

4. Please be advised that each spouse is deemed the beneficial owner of the shares held by the other spouse. Refer to Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children"). In this regard, please group together the shares owned by Dianna Derycz-Kessler and Paul Kessler for purposes of calculating beneficial ownership.
5. Based on the selling shareholder table, we note the following:
Karim Souki has beneficial ownership over the shares being offered by
BSR Investment, LTD, Lanver Properties and Union Finance Int., which represents total beneficial ownership of 12.9%; and David Mun-Gavin has beneficial ownership over the shares being offered by the Elsmere
Group Ltd. and Freemont Trading Ltd., which represents total beneficial ownership of 12% of the shares outstanding. Please include Messrs. Souki and Mun-Gavin in the table of beneficial ownership and indicate by footnote the various sources and amounts of their share ownership.
Description of Business, page 24

	Manufacturing
6. We note that the power inlay technology will be built by a domestic manufacturer. Please indicate whether you have identified such a manufacturer and if so the name is required in accordance with
Item 101(b)(5) of Regulation S-B.
7. Please identify the supplier of the battery. We note you are working with other battery manufacturers. Please elaborate
8. Please elaborate on the statement on page 27 that you have "proven the process of making the power inlays and incorporating them into an
ISO compliant payment card."

Management Discussion and Analysis, page 28
Liquidity and Capital Resources

9. Reference is made to your various "lines of credit". For each line, disclose the amount available as of the most recent practicable date.
10. With respect to our previous comment 63, we note your revision to the statement of cash flows. Also, in your supplementary response to prior comment 63, you state "the three $150,000 notes are not a "line of credit", rather they are notes payable." However, in MD&A you discuss three $150,000 lines of credit. Please revise to consistently refer to each agreement as a note payable or line of credit, as appropriate. We also note your supplemental response to comment 57, discussing a "maximum borrowing limit." Revise the discussion of the notes in MD&A and the footnotes as necessary to fully describe the terms and conditions of the notes.

Certain Relationships and Related Transactions, page 32
11. In prior comment 50 we asked that you identify your promoters and provide the information required under Item 404(d) of Regulation S-B.
We note your response and direct your attention to the definition of
"promoter" in Rule 405 of Regulation C.
12. The advances and accounts payable to related parties indicated on the balance sheets and in Note 8 to the financial statements should be fully described hereunder, including names of the parties, high amounts during each of the two years, amounts outstanding at the latest practicable date, maturity dates and interest rates.
13. Terms of the $130,833 obligation to Forest Finkelstein should be similarly disclosed.

Executive Compensation, page 36
14. Please be aware that compensation paid for the current fiscal year ending December 31st should be indicated, if known, and, in any case, must be disclosed in any prospectus after that date.





Financial Statements

Part II

Note 5 - Notes Payable
15. With respect to our previous comment 57, we note your revision and supplemental response. Please continue your revisions by clarifying that $350,000 and $100,000 was received in gross proceeds for the years ended 2002 and 2003, respectively.
16. With respect to our previous comment 58, we note your revisions.
We reissue the part of our previous comment where we asked whether the Company has any additional borrowing capacity under the agreement through April 30, 2005. If not, please revise the disclosure to clarify this, as the disclosure currently states, "the balance of the note payable bears interest at 4%..." The present tense language may be confusing to a reader.

Note 6 - Patent and Trademark License Agreements
17. With respect to our previous comment 62, we note your revisions.
You state that the "company receives sales reports within thirty days following the end of a calendar quarter from the customer". Due to the potential delay in receiving the report, please supplementally tell us if the revenue reported in the report is recorded in the quarter in which it was earned or in the quarter in which the revenue is reported to the Company.

Note 7 - Preferred Stock
18. With respect to our previous comment 63, we note your revision to note 7 however we did not see a revision to the same disclosure included in note 1. We reiterate our request for you to revise note
1 in accordance with our previous comment 63.

Note 8 - Related Party Transaction

Advances Payable - Related Parties
19. While we note your changes throughout the document with respect to our previous comment 67, we request that you continue your revisions in the financial statements. Since the advances payable do not appear to be secured by a note, please amend the statement of shareholders deficit and the supplemental schedule of non-cash activities to refer to the advances payable as such and not as notes payable.


Consulting Agreements
20. We reissue our previous comment 65, as the notes to the financial statements were not amended to clarify the amount of consulting fees paid to Forest Finkelstein 2003 was $26,666.

Stock Options and Warrants
21. We note the stock option plan that was approved in August
2004.
Please update the plan description, in the notes to the financial statements, to include vesting requirements and any other relevant terms as per paragraph 46 of SFAS 123. Also, if any stock options were issued during the nine month period ended September 30, 2004, please update the disclosure so that it is compliant with paragraphs
47 and 48 of SFAS 123. With respect to our previous comment 69, we reiterate our request for you to update the notes to the financial statements so that the 2,400,000 warrants issued have the appropriate disclosures as per SFAS 123.

General
22. Please note the updating requirements of Item 310(g) of Regulation S-B.
23. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.


Exhibits
24. The confidential treatment request for portions of exhibit
10.18
has been received.   We are in the process of reviewing the
request
and comments will be forthcoming separately.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Any questions regarding the accounting comments may be directed to
Babette Cooper at (202) 824-5069 or to Ed Loftus at (202) 942-
2954.
Questions on other disclosure issues may be directed to William
Bennett at (202) 942-0135.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


cc:	Nimish Patel, Esq.
	Fax: (310) 208-1154



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Innovative Card Technologies, Inc.
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